SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

People’s Republic of China

July 3, 2013

VIA EDGAR

Mark P. Shuman, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sky-mobi Limited (the “Company”)

Form 20-F for Fiscal Year Ended March 31, 2012 (the “2012 20-F”)

Filed June 29, 2012

File No. 001-34988

Dear Mr. Shuman:

In connection with the Company’s response to the comment contained in the letter dated May 21, 2013 from the staff of the Securities and Exchange Commission regarding the 2012 20-F, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2012 20-F, please do not hesitate to contact the undersigned at (86571) 8777-0978 or the Company’s U.S. counsel, Allen Wang of Latham & Watkins LLP at (8610) 5965-7000 or Allen.Wang@lw.com.

Very truly yours,

/s/ Carl Yeung

Carl Yeung
Chief Financial Officer

Enclosures

cc:	Michael Song, Chief Executive Officer, Sky-mobi Limited

Allen Wang, Partner, Latham & Watkins LLP, Beijing

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